SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2003

ALESTRA, S. de R.L. de C.V.

(Translation of Registrant’s name into English)

Ave. Lazaro Cardenas No. 2321, 9th Floor

Col. Residencial San Agustin

Garza Garcia N.L. 66260 Mexico

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of Management’s Discussion and Analysis of Financial Condition and Results of Operations and unaudited financial statements for Alestra, S. de R.L. de C.V. (“Alestra”) and its sole subsidiary, Servicios Alestra, S.A. de C.V. (“Servicios Alestra”) for the three-month period ended March 31, 2003.

In this report, unless the context otherwise requires, the terms “we,” “us,” “our,” “our company” and “ourselves” mean Alestra and its sole subsidiary, Servicios Alestra.

Cautionary Statement on Forward-Looking Statements

This report contains words, such as “believe,” “will,” “expect” and “anticipate” and similar expressions, that identify forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These statements reflect our views about future events and financial performance. Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control, including but not limited to:

•	competition in long distance, data and internet services and local services;

•	our ability to service our debt;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico and the U.S.;

•	changes in our regulatory environment, particularly developments affecting the regulation of the telecommunications industry;

•	our need for substantial capital;

•	general economic conditions, including the economic slow-down in the U.S.;

•	the global telecommunications downturn;

•	performance of financial markets and thus our ability to refinance our obligations when they come due;

•	our history of operating losses;

•	the risks associated with our ability to implement our growth strategy;

•	customer turnover;

•	technological innovations;

•	interest rate levels;

•	currency exchange rates, including the Mexican Peso – U.S. dollar exchange rate; and

•	changes in the policies of central banks and/or foreign governments.

Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. See Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Item 1.    Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Please note that some figures in this Form 6-K may not sum due to rounding.

Three-month period ended March 31, 2003

Revenues

Total revenues for the three-month period ended March 31, 2003 increased 48.7%, or Ps. 473.6 million, to Ps. 1,446.2 million from Ps. 972.6 million for the three-month period ended March 31, 2002.

Revenues from domestic long distance services for the three-month period ended March 31, 2003 decreased 18.6% or Ps. 75.1 million, to Ps. 328.7 million from Ps. 403.9 million for the three-month period ended March 31, 2002. A 7.9% increase in domestic long distance volume for the three-month period ended March 31, 2003 versus the same period of 2002, was offset by a 24.6% reduction in the average revenue per minute to Ps. 0.69 in the three-month period ended March 31, 2003 from Ps. 0.91 in the same period of 2002. The decrease in the average revenue per minute was attributable primarily to a shift in traffic mix towards business customers, which typically benefit from volume discounts. Total lines in service decreased 27.0% from 819,911 at March 31, 2002 to 598,260 at March 31, 2003 as a result of our strategy to focus on our medium and large business customers and high-usage residential customers. Domestic long distance revenues represented 22.7% of total revenues during the three-month period ended March 31, 2003 compared to 41.5% during the same period of 2002.

Revenues from international long distance services for the three-month period ended March 31, 2003 increased Ps. 448.8 million to Ps. 816.5 million from Ps. 367.7 million for the three-month period ended March 31, 2002. This increase in revenues was primarily due to a 80.7% increase in total international volume from 275 million minutes in the three-month period ended March 31, 2002 to 497 million minutes in the three-month period ended March 31, 2003, coupled with an increase in the average revenue per minute from Ps. 1.34 in the three month period ended March 31, 2002 to Ps. 1.64 in the three-month period ended March 31, 2003. These increases in both volume and average revenue per minute are attributable to our successful efforts to capture a higher share of traffic from services such as collect calls, calling card calls and other international services, which typically provide higher revenue per minute to Alestra than the Company receives in settlement payments for direct-dialed calls.

Data and internet service revenues, which primarily consist of internet, frame relay, private lines and direct access, reached Ps. 257.5 million during the three-month period ended March 31, 2003, a 48.3% increase over the Ps. 173.6 million recorded during the three-month period ended March 31, 2002. Data and internet service revenues represented 17.8% of total revenues during the three-month period ended March 31, 2003. The increase in data and internet service revenue is a result of organic growth in the data service market in Mexico.

Local service revenues reached Ps. 43.5 million during the three-month period ended March 31, 2003, compared to the Ps. 27.3 million recorded during the three-month period ended

March 31, 2002. Local service revenues represented 3.0% of total revenues during the three-month period ended March 31, 2003. The increase in local service revenue is a result of an increase in local service call volume primarily related to the rollout of local service to certain of our existing long distance customers as well as to new customers.

Cost of services

Cost of services consists primarily of local access charges, special projects charges and resale expenses, which are paid on a per-minute basis primarily to Telmex, international settlement payments paid to foreign carriers on a per-minute basis for the completion of international calls originated in Mexico by us, and fees for leased lines, which are typically paid on a per circuit per month basis primarily to Telmex. Cost of services amounted to Ps. 739.6 million for the three-month period ended March 31, 2003, compared to Ps. 422.6 million for the same period of 2002. The increase was primarily due to higher volume. Total traffic increased 35.8% from 718 million minutes in the first three months ended March 31, 2002 to 975 million minutes in the same period of 2003.

Gross Profit (excluding depreciation)

Gross profit, defined as revenues minus costs of services, for the three-month period ended March 31, 2003 increased 28.5% or Ps. 156.6 million to Ps. 706.6 million from Ps. 550.0 million in the same period of 2002. The increase in gross profit is explained by the 48.7% increase in revenues. Our gross margin decreased to 48.9% for the three-month period ended March 31, 2003 compared to 56.5% in the same period of 2002. The decrease in gross margin is primarily the result of the increased percentage of total revenue from international long distance. The additional international long-distance traffic captured by Alestra has provided lower gross margin than the Company’s other sources of revenue.

Gross profit for domestic long distance services for the three-month period ended March 31, 2003, decreased 28.5% or Ps. 69.0 million to Ps. 173.3 million from Ps. 242.3 million in the comparable period of 2002. This 28.5% decline in gross profit was driven by the 18.6% decrease in domestic long distance revenues while domestic volume increased 7.9%.

Gross profit for international long distance services for the three-month period ended March 31, 2003, increased Ps. 145.1 million to Ps. 303.8 million from Ps. 158.7 million in the comparable period of 2002. This increase in gross profit is explained by higher international revenues and volume as described above.

Gross profit for data and internet services for the three-month period ended March 31, 2003, increased 55.8% or Ps. 70.4 million to Ps. 196.5 million from Ps. 126.1 million in the comparable period of 2002. The growth in gross profit of our data and internet business was primarily a result of revenue growth of 48.3%.

Gross profit for local service during the three-month period ended March 31, 2003 reached Ps. 33.0 million, compared to the Ps. 22.8 million recorded during the same period 2002. The increase in gross profit of our local business was primarily a result of our continued customer acquisition and roll-out of this service, reflecting the benefits of increased scale in this relatively new line of business.

Administration, selling and other operating expenses

Administration, selling and other operating expenses, increased 1.5% or Ps. 5.9 million, to Ps. 405.0 million for the three-month period ended March 31, 2003 from Ps. 399.1 million for the three-month period ended March 31, 2002. As a percentage of total revenues, administration, selling and other operating expenses were 28.0% compared to 41.0% reached during the same period of a year ago. We continue with our efforts to control costs which include cutting marketing, training and other discretionary expenses.

Depreciation and amortization

Depreciation and amortization decreased 10.4%, or Ps. 25.8 million, to Ps. 223.0 million for the three-month period ended March 31, 2003, from Ps. 248.8 million for the three-month period ended March 31, 2002. The three-month period ended March 31, 2002 included an accelerated depreciation of the previous billing and customer care platform which was no longer in effect for the three-month period ending March 31, 2003.

Operating income ( loss)

Due to the factors described above, during the three-month period ended March 31, 2003, operating income reached Ps. 78.6 million compared to an operating loss of Ps. 97.9 million for the three-month period ended March 31, 2002.

Comprehensive financial result

The comprehensive financial loss was Ps. 443.8 million for the three-month period ended March 31, 2003, compared to a comprehensive financial loss of Ps. 32.7 million for the same period of 2002. The following table sets forth our comprehensive financial results for the periods under review:

	Three-month period ended March 31,
	2002	2003

Interest expense	Ps.(194.7)	Ps.(226.1)
Interest income	7.9	1.3
Exchange (loss) gain, net	75.4	(312.8)
Gain from monetary position	78.7	93.8

Comprehensive financial result, net	Ps.(32.7)	Ps.(443.8)

The main impact in the comprehensive financial result is due to the exchange loss as a result of the 4.4% depreciation of the Peso against the U.S. dollar that took place during the three-month period ended March 31, 2003 compared to a 1.3% appreciation during the same period of 2002. The exchange loss for the three-month period ended March 31, 2003 was Ps. 312.8 million compared to an exchange gain of Ps. 75.4 million in the same period of 2002.

Income taxes

We and our sole subsidiary, Servicios Alestra, S. A. de C.V., are subject separately to the payment of income tax and asset tax, which are computed by each legal entity. For the three-month period ended March 31, 2003, Servicios Alestra recorded asset tax of Ps. 1.2 million. We have generated substantial tax losses; accordingly, no income tax provisions have been included in the income statements for the three-month period ended March 31, 2003.

Net Income (loss)

For the reasons discussed above, we recorded a net loss of Ps. 366.6 million for the three-month period ended March 31, 2003 compared to a net loss of Ps. 135.4 million recorded during the same period in 2002.

Liquidity and capital resources

In building our telecommunications network, we incurred substantial debt obligations. Our existing notes, which accounted for 97% of our long-term debt before they were reclassified as a short-term liability, require annual debt service payments of $74.3 million, including additional amounts required to be paid in connection with withholding taxes. Upon consummation of the existing notes offering in 1999, we deposited $194.0 million of the proceeds of the offering in two escrow accounts to service the first six interest payments on the notes. We have not made any interest payments on the existing notes from cash flows from our operations and we used all of the remaining amounts in the escrow accounts to make our May 15, 2002 interest payments on the existing notes. There is no more cash in the escrow accounts. We did not make the November 15, 2002 interest payments on the existing notes and the payment grace period expired on December 16, 2002. We also did not make the May 15, 2003 interest payments on the existing notes, and the payment grace period for that payment will expire on June 16, 2003.

We do not expect future cash flows to be sufficient to make future interest payments on the existing notes unless we receive additional funding from an outside source. As a result of the factors described below, we have not generated sufficient cash flows from our operations to make the November 15, 2002 and May 15, 2003 interest payments on the existing notes:

•	the high capital expenditures required to build and maintain our network, which has resulted in a high debt service burden;

•	the economic slow-down in the U.S. and Mexico, which has resulted in lower than forecasted call volume;

•	the global downturn in the telecommunications industry, which has restricted our access to the capital markets;

•	the completion of our shareholders’ obligations to make capital contributions to us and the fact that no additional capital contributions have been made since April 15,1999;

•	the dominant position of Telmex, on which we rely to provide interconnection services to most of our customers;

•	ineffective regulation that inflates our interconnection costs and restricts our ability to increase our market share;

•	lower international settlement rates received from foreign telephone carriers;

•	lower domestic long distance rates resulting from competition from other domestic carriers; and

•	high residential customer attrition and churn rates.

In addition, our liquidity has been materially and adversely affected in 2002 by a significant constriction in the terms of our trade payables. Further tightening of these terms will likely result if our financial situation does not improve.

As of March 31, 2003 we had a negative stockholder’s equity of Ps. 63.1 million.

Since we did not make our November 15, 2002 and May 15, 2003 interest payments on the existing notes and, as the November 15, 2002 interest payment grace period has expired and the May 15, 2003 interest payment grace period will expire on June 16, 2003, the trustee and the holders of at least 25% of the principal amount of each series of the existing notes have the right to accelerate those notes, thereby requiring the immediate repayment of their entire principal amount. If the existing notes are accelerated, we will not be able to pay the overdue interest of Ps. 800.0 million or the accelerated principal amount of Ps. 6,137.2 million, and some of our creditors would have the option to take legal actions against us, including instituting a Concurso Mercantil in Mexico, through which our creditors may require the dissolution of the company. Additionally, we may choose to institute a voluntary reorganization proceeding under Mexican law. In these circumstances, accounting principles generally accepted in Mexico require that these liabilities are classified as current liabilities. We have classified the existing notes as current liabilities as of December 31, 2002.

To address our liquidity crisis and to maintain our viability, our management has refocused our business strategy and implemented a number of short-term measures that resulted in cost savings. Key elements of the strategy, include, among others, restructuring the existing notes, reducing our cost structure, focusing our capital expenditures on businesses that may offer more attractive margins and capturing future growth in the data and internet sector.

The restructuring of the existing notes consists of exchange offers, cash tender offers and consent solicitations (the “Offers”). The consent solicitations would eliminate substantially all of the covenants contained in the existing notes indentures, eliminate some of the events of default contained in the existing note indentures, and increase the percentage of the principal amount required to accelerate the existing notes. The offers will be funded by a capital contribution from our shareholders. The offers were launched on February 13, 2003, and are currently scheduled to expire on May 30, 2003, unless extended by us. It is a condition to the current offers that at least 95% of the existing notes participate in the offers. We are currently negotiating with an ad hoc committee of noteholders regarding the offers.

The principal objective of restructuring the existing notes is to reduce our interest payments and extend the maturity dates of the existing notes.

Current Liquidity

As of March 31, 2003, December 31, 2002 and December 31, 2001, we had Ps. 241.8 million, Ps. 157.3 million and Ps. 258.0 million of unrestricted cash available, respectively. Unrestricted cash decreased by 39.0% during the period from December 31, 2001 to December 31, 2002 primarily due to the $25.0 million of principal payments made under our BNP credit facility described below.

As of March 31, 2003, December 31, 2002 and December 31, 2001 our ratio of current assets to current liabilities was 0.13x, 0.12x and 0.81x, respectively. Our ratio of current assets to current liabilities decreased during the period from December 31, 2001 to December 31, 2002 primarily due to the depletion of the funds in the escrow account established to make interest payments on the existing notes through May 15, 2002 and due to the reclassification of our existing notes as short term debt.

	As of March 31, 2003	As of December 31, 2002	As of December 31, 2001
(in millions of constant Pesos, excluding ratios)
Unrestricted cash balance	Ps. 241.8	Ps. 157.3	Ps. 258.0
Current ratio (times)	0.13x	0.12x	0.81x

Resources generated from, or used in, operating activities. Resources generated from operating activities decreased Ps. 175.5 million from a gain of Ps. 148.9 million to a loss of Ps. 26.6 million in the first three months of 2003; this decrease was primarily due to the 4.4% depreciation of the Peso against the dollar which resulted in an exchange loss of Ps. 312.8 million.

Resources used in, or generated from, investing activities. Resources used in investing activities were Ps. 67.9 million and Ps. 56.1 million in the first three months of 2002 and 2003, respectively. The reduction was due to the lower level of deferred charges during the three-month period ended March 31, 2003 combined with a greater amount of its corresponding amortization.

Resources used in, or generated from, financing activities. Resources provided from financing activities increased Ps. 259.5 million from resources used in of Ps. 92.4 million in the first three months of 2002 to resources provided by of Ps. 167.1 million in 2003; this increase was the result of the 4.4% depreciation of the peso against the dollar, which increased the amount in pesos of our dollar denominated debt.

Under Mexican GAAP, the sources and uses of resources are determined based upon the differences between beginning and ending financial statements balances in Mexican pesos of constant purchasing power. In addition, they include certain non-cash items such as monetary gains and losses and unrealized foreign currency translation gains and losses, which are eliminated in the cash flows presented under U.S. GAAP.

EBITDA was Ps. 301.6 million for the three-month period ended March 31, 2003 as compared to Ps. 150.9 million for the same period in 2002. EBITDA as a percentage of revenue was 20.9% for the three-month period ended March 31, 2003, up from 15.5% for the same period in 2002.

Other Indebtedness

In August 2000, we received a credit line from Hewlett Packard de Mexico, S.A. de C.V. to fund information technology and telecommunication equipment and services. As of March 31, 2003, the balance of such facility was $13.7 million. Such amount, which is payable within the next three years, is subject to an annual fixed interest rate of 10.08%. We also have a capital lease contract for telecommunications equipment with the Capita Corporation de Mexico, S.A. de C.V., with a balance as of March 31, 2003 of $3.7 million, payable within the next three years.

Debt Restructuring Process

Alestra continues with its debt restructuring process and on May 30, 2003 announced that the deadline for its outstanding exchange offers, cash tender offers and consent solicitations has been extended. The offers will remain open until the new expiration date of June 11, 2003, unless further extended. Alestra also continues to negotiate with an ad hoc committee of noteholders regarding the offers.

Item 2.    Financial Statements.

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2002 and 2003

Consolidated Balance Sheets as of December 31, 2002 and March 31, 2003 (unaudited)	F-2
Unaudited Condensed Consolidated Statements of Operations for the three-month period ended March 31, 2002 and 2003	F-3
Unaudited Condensed Consolidated Statements of Changes in Stockholders’ Equity for the three month period ended March 31, 2002 and 2003	F-4
Unaudited Condensed Consolidated Statements of Changes in Financial Position for the three-month period ended March 31, 2002 and 2003	F-5
Notes to Unaudited Condensed Consolidated Financial Statements	F-6

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of Mexican Pesos in purchasing power as of March 31, 2003)

	December 31, 2002		March 31, 2003
			(Unaudited)
Assets
CURRENT ASSETS:
Cash and cash equivalents	Ps	157,303	Ps	241,774
Trade receivables, net		502,423		502,100
Due from affiliates and other related parties		183,785		141,964
Recoverable taxes		656		690
Other receivables		39,823		77,734

Prepaid expenses and other assets		20,587		29,943

Total current assets		904,577		994,205
REAL ESTATE AND EQUIPMENT, NET		5,500,513		5,655,142
DEFERRED CHARGES AND OTHER ASSETS, NET		1,339,282		1,256,607

Total assets		7,744,372		7,905,954

Liabilities and stockholders’ equity
CURRENT LIABILITIES:
Senior notes		5,955,716		6,137,247
Accounts payable to Telmex		426,470		421,751
Other accounts payable		116,658		62,065
Bank loans and notes payable		94,487		107,397
Due to affiliates and other related parties		91,308		116,185
Accrued interest, expenses and other payables		844,080		998,456

Total current liabilities		7,528,719		7,843,101

LONG-TERM LIABILITIES:
Bank loans and notes payable		107,990		80,652
Other long-term liabilities		43,046		45,276

Total liabilities		7,679,755		7,969,029

STOCKHOLDERS’ EQUITY:
Majority interest:
Nominal capital stock		5,371,386		5,371,386
Restatement of capital stock		3,794,079		3,794,079

		9,165,465		9,165,465
Accumulated deficit		(9,100,850)		(9,228,542)

Total majority interest		64,615		(63,077)
Minority interest		2		2

Total stockholders’ equity		64,617		(63,075)
CONTINGENCIES AND COMMITMENTS		—		—

Total liabilities and stockholders’ equity	Ps	7,744,372	Ps	7,905,954

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATION

(Expressed in thousands of Mexican Pesos in purchasing power as of March 31, 2003)

	Three months period ended March 31,
	2002		2003
REVENUES
Long distance services:
Domestic	Ps	403,869	Ps	328,743
International		367,731		816,482
Other:
Data and internet		173,640		257,471
Local service		27,316		43,469

		972,556		1,446,165
COST OF SERVICES:
Long distance services:
Domestic		(161,560)		(155,457)
International		(208,995)		(512,647)
Other:
Data and internet		(47,524)		(60,958)
Local service		(4,503)		(10,509)

		(422,582)		(739,571)
Administration, selling and other operating expenses		(399,094)		(405,014)
Depreciation and amortization		(248,787)		(222,969)

Operating (loss) income		(97,907)		78,611

COMPREHENSIVE FINANCIAL RESULT:
Interest expense		(194,685)		(226,145)
Interest income		7,902		1,320
Exchange gain (loss), net		75,419		(312,785)
Gain from monetary position		78,653		93,848

		(32,711)		(443,762)

OTHER EXPENSE, NET		(3,659)		(197)

Loss before provision for asset tax		(134,277)		(365,348)
Asset tax		(1,152)		(1,209)

Net loss	Ps	(135,429)	Ps	(366,557)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE THREE MONTHS PERIOD ENDED DECEMBER 31, 2002 AND 2003

(Expressed in thousands of Mexican Pesos in purchasing power as of March 31, 2003)

	Capital stock				Restatement of capital stock		Deficit from restatement		Accumulated Losses		Majority interest		Minority interest		Total stockholders’ equity
	Fixed		Variable
Balance at December 31, 2001	Ps	300	Ps	5,371,086	Ps	3,794,079	Ps	(1,574,386)	Ps	(6,515,537)	Ps	1,075,542	Ps	2	Ps	1,075,544

Changes in 2002:
Net loss		—		—		—		—		(135,429)		(135,429)		—		(135,429)
Deficit from restatement		—		—		—		(109,559)		—		(109,559)		—		(109,559)

Comprehensive loss		—		—		—		(109,559)		(135,429)		(244,988)		—		(244,988)

Balance at March 31, 2002	Ps	300	Ps	5,371,086	Ps	3,794,079	Ps	(1,683,945)	Ps	(6,650,966)	Ps	830,554	Ps	2	Ps	830,556

Balance at December 31, 2002	Ps	300	Ps	5,371,086	Ps	3,794,079	Ps	(1,157,999)	Ps	(7,942,851)	Ps	64,615	Ps	2	Ps	64,617

Changes in 2003:
Net loss		—		—		—		—		(366,557)		(366,557)		—		(366,557)
Deficit from restatement		—		—		—		238,865		—		238,865		—		238,865

Comprehensive loss		—		—		—		238,865		(366,557)		(127,692)		—		(127,692)

Balance at March 31, 2003	Ps	300	Ps	5,371,086	Ps	3,794,079	Ps	(919,134)	Ps	(8,309,408)	Ps	(63,077)	Ps	2	Ps	(63,075)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES

IN FINANCIAL POSITION

(Expressed in thousands of Mexican Pesos in purchasing power as of March 31, 2003)

	For the three months ended March 31,
	2002		2003
OPERATING ACTIVITIES:
Net loss	Ps	(135,429)	Ps	(366,557)

Adjustments to reconcile net loss to resources (used in) provided by operating activities:
Depreciation and amortization		248,7871		222,969

		113,358		(143,588)

Changes in working capital:
Trade receivables, net		81,077		323
Receivable from domestic operators, net		2,365		—
Due from affiliates and other related parties		(127,116)		41,821
Recoverable taxes and other receivables		18,340		(37,946)
Prepaid expenses and other assets		1,341		(9,356)
Restricted investments		8,822		—
Accounts payable		(6,567)		(59,312)
Due to affiliates and other related parties		(52,851)		24,877
Accrued interest, expenses and other payables		110,154		156,607

Resources provided by (used in) operating activities		148,923		(26,574)

INVESTING ACTIVITIES:
Purchase of real estate and equipment		(66,954)		(67,132)
Deferred charges and other assets		(958)		11,074

Resources used in investing activities		(67,912)		(56,058)

FINANCING ACTIVITIES:
(Decrease) increase of senior notes		(117,063)		181,531
Bank loans and notes payable, net		24,637		(14,428)

Resources (used in) provided by financing activities		(92,426)		167,103

(Decrease) increase in cash and cash equivalents		(11,415)		84,471
Cash and cash equivalents, beginning of period		257,996		157,303

Cash and cash equivalents, end of period	Ps	246,581	Ps	241,774

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Mexican Pesos in purchasing power as of March 31, 2003)

1.    LIQUIDITY AND CAPITAL RESOURCES

In building its telecommunications network, Alestra incurred substantial debt obligations. The existing notes, which accounted for 97% of the company’s long-term debt before they were reclassified as a short-term liability, require annual debt service payments of $74.3 million, including additional amounts required to be paid in connection with withholding taxes. Upon consummation of the existing notes offering in 1999, Alestra deposited $194.0 million of the proceeds of the offering in two escrow accounts to service the first six interest payments on the notes. Alestra has not made any interest payments on the existing notes from cash flows from its operations and has used all of the remaining amounts in the escrow accounts to make the May 15, 2002 interest payments on the existing notes. There is no more cash in the escrow accounts. Alestra did not make the November 15, 2002 interest payments on the existing notes and the payment grace period expired on December 16, 2002. Alestra also did not make the May 15, 2003 interest payments on the existing notes, and the payment grace period for that payment will expire on June 16, 2003.

The company does not expect future cash flows to be sufficient to make future interest payments on the existing notes unless it receives additional funding from an outside source.

As of March 31, 2003 the company had a negative stockholder’s equity of Ps. 63.1 million.

Due to the fact that Alestra did not make the mentioned interest payments, the trustee and the holders of at least 25% of the principal amount of each series of the existing notes have the right to accelerate those notes, thereby requiring the immediate repayment of their entire principal amount. If the existing notes are accelerated, Alestra will not be able to pay the overdue interest of Ps. 800.0 million or the accelerated principal amount of Ps. 6,137.2 million, and some of its creditors would have the option to take legal actions against it, including instituting a Concurso Mercantil in Mexico, through which its creditors may require the dissolution of the company. Additionally, Alestra may choose to institute a voluntary reorganization proceeding under Mexican law. In these circumstances, accounting principles generally accepted in Mexico require that these liabilities are classified as current liabilities. Alestra has classified the existing notes as current liabilities as of December 31, 2002.

To address its liquidity crisis and to maintain its viability, Alestra’s management has refocused its business strategy and implemented a number of short-term measures that resulted in cost savings. Key elements of the strategy, include, among others, restructuring the existing notes, reducing the cost structure, focusing its capital expenditures on businesses that may offer more attractive margins and capturing future growth in the data and internet sector.

The restructuring of the existing notes consists of exchange offers, cash tender offers and consent solicitations (the “Offers”). The consent solicitations would eliminate substantially all of the covenants contained in the existing notes indentures, eliminate some of the events of default contained in the existing note indentures, and increase the percentage of the principal amount required to accelerate the existing notes. The offers will be funded by a capital contribution from the shareholders. The offers were launched on February 13, 2003, and are currently scheduled to expire on May 30, 2003, unless extended by Alestra. It is a condition to the current offers that at least 95% of the existing notes participate in the offers. Alestra is currently negotiating with an ad hoc committee of noteholders regarding the offers.

The principal objective of restructuring the existing notes is to reduce Alestra’s interest payments and extend the maturity dates of the existing notes.

The financial statements do not include any adjustments that might result from the outcome of this situation.

2.    PREPARATION OF INTERIM FINANCIAL STATEMENTS

a.    Basis of presentation

The interim condensed consolidated financial statements of Alestra have been prepared in accordance with accounting principles generally accepted in Mexico (Mexican

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of Mexican Pesos in purchasing power as of March 31, 2003)

GAAP) as promulgated by the Mexican Institute of Public Accountants (“MIPA”). A summary or differences between Mexican GAAP and accounting principles generally accepted in the United States of America (“U.S. GAAP”) is included in Note 3.

The consolidated financial statements are expressed in Mexican pesos, denoted by the symbol “Ps”. Certain prior year balances have been reclassified to conform to Alestra’s current period presentation.

The information included in the interim consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The results of these interim periods are not necessarily indicative of results for the entire year. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes as of December 31, 2002 included in the Alestra Annual Report on Form 20-F.

The consolidated financial statements include those of Alestra and its subsidiary, Servicios Alestra, S.A. de C. V. (“Servicios Alestra”) in which it holds 99.99% of the capital stock. All significant intercompany balances and transactions have been eliminated.

The preparation of financial statements in conformity with Mexican GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions include certain international long distance services revenues and expenses, the allowance for doubtful accounts, certain costs (Special Project Charges). Actual results could differ from those estimates.

b.    Recognition of the effects of inflation

The financial information for prior periods has been restated to March 31, 2003 purchasing power by applying the restatement factor of 1.32%.

3.    DIFFERENCES BETWEEN MEXICAN GAAP AND U.S. GAAP

The principal differences between Mexican GAAP and U.S. GAAP and the effect on consolidated net loss and consolidated stockholders’ equity are presented below with an explanation of the adjustments.

	Three-months ended March 31,
	2002	2003
Reconciliation of net loss:
Net loss as reported under Mexican GAAP	Ps.(135,429)	Ps.(366,557)

U.S. GAAP adjustments:
Fifth amendment effect on depreciation expense	(32,685)	(21,409)
Reversal of preoperating expense amortization	51,322	51,322
Depreciation of capitalized comprehensive financing costs under Mexican GAAP	(256)	(256)
Depreciation of capitalized interest under U.S. GAAP	(1,542)	(1,542)

Total U.S. GAAP adjustments	16,839	28,116

Net loss under U.S. GAAP	Ps.(118,590)	Ps.(338,441)

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of Mexican Pesos in purchasing power as of March 31, 2003)

	Three months ended March 31,
	2002		2003
Reconciliation of stockholders’ equity:
Total stockholders’ equity reported under Mexican GAAP	Ps	830,556	Ps	(63,075)

U.S. GAAP adjustments:
Fifth amendment effect on real estate and equipment		1,335,216		478,825
Preoperating expenses		(1,031,476)		(825,994)
Minority interest under Mexican GAAP		(2)		(2)
Net adjustment for comprehensive financing costs and interest capitalization under U.S. GAAP		26,960		19,769

Total U.S. GAAP adjustments		330,698		(327,402)

Total stockholders’ equity under U.S. GAAP	Ps	1,161,254	Ps	(390,477)

A summary of the Company’s statement of changes in stockholders’ equity with balances determined under U.S. GAAP is as follows:

	2002		2003
Balance at beginning of period	Ps	1,279,844	Ps	(52,036)
Net loss for the year		(118,590)		(338,441)

Balance at end of period	Ps	1,161,254	Ps	(390,477)

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of Mexican Pesos in purchasing power as of March 31, 2003)

A summary of the Company’s stockholders’ equity after the U.S. GAAP adjustments described above, as of March 31, 2002 and 2003 is as follows:

	2002	2003
Capital stock	Ps 9,165,465	Ps 9,165,465
Accumulated losses	(8,004,211)	(9,555,942)

Total stockholders’ equity under U.S. GAAP	Ps 1,161,254	Ps (390,477)

The following table presents summarized statements of operations in constant Pesos, including all U.S. GAAP adjustments, for the three months ended March 31, 2002 and 2003:

	2002	2003
Net revenues	Ps 972,556	Ps1,446,165
Cost of services (excluding depreciation presented separately below)	(422,582)	(739,571)
Administration and selling	(399,094)	(405,014)
Depreciation and amortization	(231,948)	(194,853)

Operating loss (profit)	(81,068)	106,727

Interest income	7,902	1,320
Interest expense	(194,685)	(226,145)
Exchange gain (loss)	75,419	(312,785)
Gain from monetary position	78,653	93,848

	(32,711)	(443,762)
Other expense	(3,659)	(197)

Net loss before asset tax	(117,438)	(337,232)
Asset tax	(1,152)	(1,209)

Net loss	Ps(118,590)	Ps(338,441)

Under Mexican GAAP the minority interest in consolidated subsidiaries is presented as a separate component within the stockholders’ equity section of the balance sheet. For U.S. GAAP purposes, the minority interest is not included in stockholders’ equity.

Restatement of Equipment

Effective January 1, 1997, the Company adopted the Fifth Amendment, including the option of restating equipment of a non-Mexican origin using an index which reflects the inflation in the respective country of origin and the exchange rate of the Mexican Peso against the currency of such country at the balance sheet date. For U.S. GAAP purposes, the use of the index that contemplates currency exchange movements is not in accordance with the historical cost concept nor does it present financial information in a constant reporting currency.

Preoperating Expenses

Under Mexican GAAP, preoperating expenses are permitted to be capitalized and amortized over a period of time estimated to generate the income necessary to recover such expenses. The Company defined that period as 10 years. Under U.S. GAAP, such costs are expensed as incurred.

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of Mexican Pesos in purchasing power as of March 31, 2003)

Capitalization of Financing Costs

Mexican GAAP permits the capitalization of comprehensive financing costs, including net interest costs, gains or losses from monetary position and foreign exchange gains or losses on acquired assets under construction and on preoperating expenses.

U.S. GAAP requires the capitalization of interest during the construction and installation of qualifying assets. In an inflationary economy, such as Mexico, it is acceptable practice under U.S. GAAP to capitalize interest net of the monetary gains or losses on the related Mexican Peso debt, but not on U.S. dollar or other stable currency debt. In addition, U.S. GAAP does not allow the capitalization of foreign exchange gains or losses or the capitalization of financing costs on deferred expenses.

Cash Flows

Mexican GAAP Bulletin B-12, “Statements of Changes in Financial Position” (“Bulletin B-12”), specifies the appropriate presentation of the statements of changes in financial position. Under Bulletin B-12, the sources and uses of resources are determined based upon differences between beginning and ending financial statement balances in constant Pesos. Under U.S. GAAP, a statement of cash flows is required, which presents only cash movements and excludes non-cash items.

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of Mexican Pesos in purchasing power as of March 31, 2003)

Presented below are statements of cash flows for the three months ended March 31, 2002 and 2003 prepared, after considering the impact of U.S. GAAP adjustments. The cash flow statements below present nominal cash flows during the respective periods, adjusted to March 31, 2003 purchasing power.

	Three months ended March,
	2002		2003
OPERATING ACTIVITIES:
Net loss	Ps	(118,590)	Ps	(338,441)

Adjustments to reconcile net loss to cash flows used in operating activities:
Gain from monetary position		(78,653)		(93,848)
Unrealized exchange losses		(146,603)		182,421
Depreciation and amortization		231,948		194,853
Allowance for doubtful accounts		16,635		44,559
Provision for special project charges		23,485		768
Changes in operating assets and liabilities:
Current assets		(45,064)		(44,687)
Current liabilities		42,349		139,220

Cash flows (used in) provided by operating activities		(74,493)		84,845

INVESTING ACTIVITIES:
Purchases of real estate and equipment		(66,954)		(67,132)
Deferred charges and other assets		(958)		11,074
Restricted investment		1,061		—

Cash flows used in investing activities		(66,851)		(56,058)

FINANCING ACTIVITIES:
Payments of bank loans		(16,558)		(25,451)
Proceeds from bank loans		46,686		—

Cash flows provided by (used in) financing activities		30,128		(25,451)

Net effect of inflation on cash and cash equivalents		99,801		81,135

(Decrease) increase in cash and cash equivalents		(11,415)		84,471
Cash and cash equivalents, beginning of period		257,996		157,303

Cash and cash equivalents, end of period	Ps	246,581	Ps	241,774

Non-cash investing and financing activities:
Acquisition of equipment under capital leases and debt assumed	Ps	46,686	Ps	—

Interest and taxes paid:
Interest paid	Ps	6,677	Ps	4,494
Income tax paid		1,161		1,202

Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, we certify that we meet all of the requirements for filing on Form 6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alestra, S. de R.L. de C.V.

/S/ PATRICIO E. DE LA GARZA
Patricio E. de la Garza
Chief Financial and Administrative Officer

Date: May 30, 2003